UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________

SCHEDULE 13D, Amendment No. 7
Under the Securities Exchange Act of 1934
____________________

RECOVERY ENERGY, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

75626X103
(CUSIP Number)

Edward Mike Davis
200 Rancho Circle
Las Vegas, Nevada 89107

Copy to:
Henry Lichtenberger, Esq.
Sklar Williams LLP
8363 West Sunset Road, Suite 300
Las Vegas, Nevada 89113
_____________________________________________________________
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2010
(Date of Event which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 75626X103			Page 2 of 3
1.	NAMES OF REPORTING PERSON Edward Mike Davis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER	12,461,667 shares
		SHARED VOTING POWER	0 shares
		SOLE DISPOSITIVE POWER	12,461,667 shares
		SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,461,667 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT INROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	24.54%(1)
14.	IN

(1)
The ownership percentage is based on the total number of shares issued and outstanding by the Issuer as reported in the Form 10-Q for the fiscal quarter ended September 30, 2010 which equaled 50,783,015 shares.

Item 1.	Security and Issuer

Title of Class of Equity Securities: Common Stock, $0.0001 par value per share

Issuer:	Recovery Energy, Inc. 1515 Wynkoop Street, Suite 200 Denver, Colorado 80202

Item 2.	Identity and Background

(a)	Edward Mike Davis
(b)	200 Rancho Circle, Las Vegas, Nevada 89107
(c)	Business Executive
(d)	Not applicable
(e)	Not applicable
(f)	United States

Item 3.	Source and Amount of Funds or Other Consideration

On November 19, 2010, the Issuer entered into a purchase agreement with Edward Mike Davis, L.L.C. and Spottie, Inc. for the purchase of certain oil and gas interests of approximately 33,800 net acres located in Laramie County and Goshen County, Wyoming, and Banner County, Kimball County, and Scotts Bluff County, Nebraska. Additionally, the Issuer acquired rights below the base of the Greenhorn on approximately 23,000 net acres in Laramie County and Goshen County, Wyoming, and Banner County and Kimball County, Nebraska.  The purchase price was $8,000,000 and was due to the Reporting Person on or before December 20, 2010.  The Issuer issued 6,666,667 shares of common stock as security against the cash payment, which shares would be returned to the Issuer upon payment of the purchase price to the Reporting Person.  A copy of the Purchase Agreement was filed as Exhibit 10.1 to the Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Issuer on November 26, 2010 along with a complete description of the transaction between the Reporting Person and the Issuer.  In addition, the Purchase Agreement required the Issuer to file a registration statement with the SEC to register the re-sale the Shares received by the Reporting Person and to pay all of the expenses associated with such registration.

Item 4.	Purpose of Transaction

The Reporting Person acquired the securities described in this Schedule 13D as consideration for sales of certain assets to the Issuer as described in Item 3.  The Reporting Person does not have any plan or proposal, which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to the Schedule 13D.  The Reporting Person reserves the rights to purchase additional shares, enter into other transactions to sell assets to the Issuer, dispose of all or some of the shares from time to time, or continue to hold the shares.

Item 5.	Interest in Securities of the Issuer

(a)	12,461,667; 24.54%%(1)
(b)	12,461,667; 24.54%%(1)

(c)	None
(d)	None
(e)	Not applicable

(1)
The ownership percentage is based on the total number of shares issued and outstanding by the Issuer as reported in the Form 10-Q for the fiscal quarter ended September 30, 2010 which equaled 50,783,015 shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None

Item 7.	Materials to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2010	By:	/s/ Edward Mike Davis
Edward Mike Davis